Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED

JUNE 30, 2015

August 12, 2015

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

OVERVIEW	2

OUTLOOK	5

BASIS OF PRESENTATION	7

SELECTED FINANCIAL INFORMATION	7

FINANCIAL CONDITION	8

SUMMARY OF QUARTERLY RESULTS	9

DISCUSSION OF OPERATIONS	10

LIQUIDITY AND CAPITAL RESOURCES	14

CASH FLOWS BY ACTIVITY	20

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	22

RECENT ACCOUNTING PRONOUNCEMENTS	23

OFF BALANCE SHEET ARRANGEMENTS	24

OUTSTANDING SHARE DATA	24

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	24

RISK FACTORS AND UNCERTAINTIES	25

FURTHER INFORMATION	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya”, the “Corporation”, “we”, “us” or “our”), on a condensed consolidated basis, for the three and six-month periods ended June 30, 2015. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the six-month period ended June 30, 2015 and with the audited consolidated financial statements and related notes for the year ended December 31, 2014 (the “2014 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2014 Annual MD&A”). The financial statements and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

For reporting purposes, the Corporation prepares its financial statements in Canadian dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB” and, International Financial Reporting Standards as issued by IASB, “IFRS”). See also “Basis of Presentation” below. Unless otherwise indicated, all dollar (“$”) amounts in this MD&A are expressed in Canadian dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘USD’’ or “USD $” are to U.S. dollars. Unless otherwise indicated, all references to a specific “note” refers to the notes to the unaudited interim condensed consolidated financial statements of the Corporation for the six-month period ended June 30, 2015.

Unless otherwise stated, in preparing this MD&A, we have taken into account information available to us up to August 12, 2015, the date of the Corporation’s board of directors approved this MD&A and the unaudited interim condensed consolidated financial statements and related notes for the six-month period ended June 30, 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Corporation’s unaudited interim condensed consolidated financial statements and related notes contain certain information that may constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of Corporation’s Annual Information Form for the year ended December 31, 2014 (the “2014 Annual Information Form”), which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov: the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2014 Annual Information Form and elsewhere in this MD&A and the 2014 Annual Information Form, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of August 12, 2015 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Through its Business-to-Consumer (“B2C”) and, up until July 31, 2015, its Business-to-Business (“B2B”), operations, Amaya focuses on developing, operating and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”), which, among other things, currently offer online and mobile real- and play-money poker and other products, including casino, sports betting (also known as sportsbook) and, in the near future, daily fantasy sports, as well as certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Until July 31, 2015, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of what it believes to be high-growth interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

B2C

Since the acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”), Amaya’s primary business has been its B2C operations, which currently generates Amaya’s revenues and profits from continuing operations. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to growing its existing real- and play-money poker businesses, Amaya has recently targeted growth of its B2C operations into other online verticals, including casino, sportsbook and daily fantasy sports.

Rational Group’s primary brands are PokerStars and Full Tilt, each of which provides a distinct online gaming platform. Currently, the Corporation estimates that the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands.

B2B

Amaya’s B2B business included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies, and ultimately indirectly to end-users and consumers. Amaya’s B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. Amaya developed its former portfolio of solutions through both internal development and strategic acquisitions, including Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), acquired in July 2011, and CryptoLogic Ltd. (“CryptoLogic”), acquired in April 2012, Cadillac Jack Inc. (“Cadillac Jack”), acquired in November 2012, and Diamond Game Enterprises (“Diamond Game”), acquired in February 2014, all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this MD&A, and as previously announced, Amaya has divested these B2B assets. The fundamental objective of such divestitures was to expedite the Corporation’s overall business strategy and maximize shareholder value. See “Overview—Recent Highlights—B2B Asset Divestitures” below.

Recent Highlights

Set forth below is a general summary of certain recent corporate highlights, developments and announcements. For additional corporate developments and announcements during the reporting period, see the disclosure under the heading “General Development of the Business” in the 2014 Annual Information Form and “Overview—Recent Highlights” in the Corporation’s Management’s Discussion and Analysis for the three-month period ended March 31, 2015.

B2B Asset Divestitures

As previously announced, Amaya explored strategic opportunities resulting in the divestment of its B2B business and used the proceeds to repay a material portion of its outstanding indebtedness and repurchase certain of the Corporation’s common shares (“Common Shares”) pursuant to the 2015 NCIB (as defined below). In furtherance of its B2B assets review and overall business strategy, the Corporation announced the following strategic transactions:

•

the completed sale of Cryptologic to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (together, the “Chartwell/Cryptologic Sale”) on July 31, 2015;

•	the completed sale of Cadillac Jack (the “CJ Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO) (“AGS”), on June 1, 2015;

•	the completed spin-off of Diamond Game through the initial public offering (the “Innova Offering”) of common shares of Innova Gaming Group Inc. (TSX: IGG) (“Innova”) on May 5, 2015; and

•	the completed sale of Ongame Network Ltd (“Ongame”) to NYX Gaming Group in the fourth quarter of 2014 (the “Ongame Sale”).

Chartwell/Cryptologic Sale. On July 31, 2015, Amaya announced that it completed the Chartwell/Cryptologic Sale for gross proceeds of approximately $150 million, subject to adjustment, of which $110 million was paid in cash ($60 million by NYX Gaming Group and $50 million by the NYX Sub) and $40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing (as defined below). The NYX Sub Preferred Shares (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of $40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after six months from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which is initially equal to 8 million NYX Gaming Group ordinary shares. The exchange ratio will increase after six months at an initial rate of 3%, followed by 6% every six months from months 12 to 24 and 9% every six months thereafter.

In connection with the Chartwell/Cryptologic Sale, a subsidiary of Amaya and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering, including on its PokerStars and Full Tilt brands. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

CJ Sale. On June 1, 2015, Amaya announced that it had completed the sale of Cadillac Jack to AGS for approximately USD $382 million comprising cash consideration of USD $370 million, subject to adjustment, and a USD $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Amaya used the net proceeds from the CJ Sale for deleveraging, which included the repayment of the Senior Facility and Mezzanine Facility (each as defined below) on May 29, 2015. The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

Innova Offering. The Innova Offering, which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, closed on May 5, 2015 with Amaya receiving aggregate net proceeds of approximately $34.10 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game.

Ongame Sale. Pursuant to a sale and transfer agreement (the “Ongame Sale and Transfer Agreement”), Amaya sold Ongame to NYX Gaming (Gibraltar) Limited, a wholly-owned subsidiary of NYX Gaming Group, for a purchase price equal to the sum of (i) USD $1.00 (paid at the closing), plus (ii) an amount equal to eight times Ongame’s EBITDA (as defined in the Ongame Sale and Transfer Agreement) for the year ending December 31, 2015, less any required working capital adjustments. The purchase price is only payable in 2016 upon determination of such amount based on Ongame’s 2015 year-end EBITDA (as defined in the Ongame Sale and Transfer Agreement), as calculated in accordance with the Ongame Sale and Transfer Agreement. In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At Amaya’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1 million of the unsecured convertible debenture to four individuals and the remaining $9 million to Rational Group.

Refinancing

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included, among other things, the repayment of approximately USD $590 million of the USD Second Lien Term Loan (as defined below). The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan (as defined below), approximately €92 million increase of the existing EUR First Lien Term Loan (as defined below) and approximately USD $195 million in cash. The credit agreement related to the First Lien Term Loans (as defined below) was amended to, among other things, provide for these increased term loan facilities. In connection with the Refinancing, the Corporation also entered into an additional swap agreement. See note 18. The Corporation believes that the Refinancing will reduce certain debt service costs, including interest costs, and will thereby strengthen Amaya’s cash flow generation, liquidity and leverage profile.

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 Common Shares, representing approximately 5% of Amaya’s issued and outstanding Common Shares as of January 26, 2015. The Corporation may purchase the Common Shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 Common Shares, representing 25% of the average daily trading volume of the Common Shares for the six-month period ended on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of Common Shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. As announced on June 1, 2015, Amaya entered into, and received TSX clearance of, an automatic share purchase plan (the “Automatic Purchase Plan”) with a broker to facilitate repurchases under the 2015 NCIB and, subject to the foregoing restrictions and the terms and conditions of the Automatic Purchase Plan, Amaya’s broker is able to repurchase Common Shares under the Automatic Purchase Plan at any time, provided that the broker is not in possession of material, non-public information about Amaya, its subsidiaries or its business. The Automatic Purchase Plan will terminate upon the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the 2015 NCIB. Amaya is making the 2015 NCIB because it believes that, from time to time, the prevailing market price of its Common Shares may not reflect the underlying value of the Corporation, and that purchasing Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. As of August 12, 2015, the Corporation had purchased and cancelled an aggregate of 1,097,000 Common Shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $35.6 million.

Nasdaq Listing

On June 8, 2015, Amaya’s Common Shares commenced trading on the Nasdaq Global Select Market under the ticker symbol “AYA”. The Common Shares continue to trade under the same ticker symbol on the Toronto Stock Exchange (the “TSX”).

Italian Tax Matter

On March 11, 2015, Amaya commented on a tax dispute between a Rational Group subsidiary and Italian tax authorities related to the subsidiary’s Italian operations, primarily under the PokerStars brand, prior to the Rational Group Acquisition. Amaya was aware of the dispute prior to the Rational Group Acquisition and believes that Rational Group has consistently operated in compliance with applicable local tax regulations. Although no formal tax assessments have been issued to date, the Italian tax authorities have provided an initial estimate of back taxes totalling approximately €85 million based on its interpretation of transfer pricing and permanent establishment rules as they apply to such subsidiary’s Italian operations. During the disputed tax period, however, Rational Group paid €120 million in local taxes to the Italian tax authorities. The merger agreement related to the Rational Group Acquisition provides certain remedies to address tax and other liabilities that may arise post-closing but stem from Rational Group’s operations prior to the date of acquisition, including USD $315 million held in escrow for indemnifiable claims, including tax claims, and an additional USD $100 million that may be used to cover only tax claims.

OUTLOOK

Since the Rational Group Acquisition in August 2014 and as a result thereof, Amaya has become the world’s largest publicly traded real-money online gaming company, with its B2C operations, including the PokerStars and Full Tilt brands, being its primary business and source of revenue. With what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Currently, the Corporation estimates that the PokerStars and Full Tilt sites collectively hold a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and are among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that it has distinguished itself as one of the world’s premier poker brands. In addition, Amaya is continuously developing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective with respect to its B2C business, but most importantly, with respect to security and integrity across business segments and verticals. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry-leading practices and systems with respect to various aspects of its technology infrastructure, including payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and VIP rewards and loyalty programs. Further, Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base.

As a regulated entity, the Corporation is required to maintain strong corporate governance standards and is required to, among other things, maintain effective internal controls over our financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to us. In addition, there are various other factors associated with gaming operations that could burden the Corporation’s business and operations, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties” below.

Amaya, through certain of its subsidiaries, is licensed or legally operates under third party licenses, as applicable, in various jurisdictions throughout the world, including the Isle of Man, Malta, Estonia, Spain, Greece, Denmark, Belgium, France, Italy, the United Kingdom, Bulgaria, the State of Schleswig-Holstein in Germany and Ireland. Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes. Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and sportsbook, and that this may result in potential licensing or partnerships with private operators in various jurisdictions. With respect to online gaming, Amaya supports regulation, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets for the benefit of its customers, the citizens of the regulating jurisdiction and the industry as a whole. Amaya strives to be among the first of the licensed operators in newly regulated jurisdictions, in each case to the extent it would be in furtherance of its business goals and strategy and in compliance with its policies and procedures with respect to the same. In addition, Amaya otherwise seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to manufacture, develop, distribute and offer its solutions, products and services, as applicable, in the jurisdictions in which it carries on business globally and where it is otherwise required to do so. See also, “Regulatory Environment” in the 2014 Annual Information Form.

In addition to expected organic growth in online and mobile poker in existing and new markets, however, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino, sportsbook and daily fantasy sports, and such potential opportunities include the ability to leverage its brand recognition and capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino, sportsbook and daily fantasy sports, Amaya currently intends to explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering.

Amaya also continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth. To do this, Amaya is undertaking a number of ongoing strategic initiatives, including: (i) strengthening and expanding its products and services and developing its intellectual property and technologies; (ii) expanding its geographical reach; and (iii) pursuing strategic acquisitions and divestitures. See also, “Overview—Recent Highlights”. With respect to its B2B business, Amaya initiated a strategic review, divested such business, and used the proceeds therefrom to repay a significant portion of its outstanding indebtedness and repurchase certain of the Corporation’s Common Shares pursuant to the 2015 NCIB.

BASIS OF PRESENTATION

The following information is intended to provide a review and analysis of the Corporation’s operational results and financial position for the three- and six-month periods ended June 30, 2015, as compared to the three- and six-month periods ended June 30, 2014, and with respect to financial condition, as compared to the end of the most recently completed fiscal year. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes for the six-month period ended June 30, 2015. Unless otherwise noted, the Corporation’s unaudited interim condensed consolidated financial statements and all financial information presented in this MD&A have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting as issued by IASB, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in the Corporation’s unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in the 2014 Annual Financial Statements, except for the newly adopted accounting policies described below under “Summary of Significant Accounting Policies—New Significant Accounting Policies” that have had no impact on the comparative period presented in such unaudited interim condensed consolidated financial statements and no impact on the 2014 Financial Statements.

SELECTED FINANCIAL INFORMATION

	For the three-month period ended		For the six-month period ended		For the year ended
($000’s, except per share data)	June 30, 2015	June 30, 2014 (Adjusted – note 19)	June 30, 2015	June 30, 2014 (Adjusted – note 19)	December 31, 2014
Total Revenue	319,646	495	656,871	5,088	553,667
Net Earnings (Loss)	201,422	(7,588)	214,385	31,372	(7,529)
Net Earnings from Continuing Operations	14,114	(8,042)	42,587	37,303	98,178
Basic Net Earnings (Loss) Per Common Share	1.51	(0.08)	1.61	0.33	(0.07)
Diluted Net Earnings (Loss) Per Common Share	1.01	(0.08)	1.07	0.32	(0.07)
Basic Net Earnings from Continuing Operations Per Common Share	0.11	(0.09)	0.32	0.40	0.89
Diluted Net Earnings from Continuing Operations per Common Share	0.07	(0.09)	0.21	0.39	0.71
Total Assets	7,410,340	688,946	7,410,340	688,946	7,167,028
Total Long-Term Financial Liabilities	3,785,362	383,129	3,785,362	383,129	3,962,292

The Corporation’s growth in revenues during the three and six-month periods ended June 30, 2015, as compared to the comparable prior year periods, was a result of the revenues generated from the B2C operations, primarily through the PokerStars brand, which was acquired in August 2014 as a result of the Rational Group Acquisition. The Corporation’s net earnings during the three-month period ended June 30, 2015 were also primarily a result of the revenues generated from the B2C operations, particularly through the PokerStars brand, while the Corporation’s net earnings during the six-month period ended June 30, 2015 were primarily a result of both the profits generated from the B2C operations, particularly through the PokerStars brand, as well as from the divestiture of certain B2B assets, including the CJ Sale and Innova Offering. Diamond Game, Cadillac Jack, Chartwell and Cryptologic were each classified as discontinued operations for the period in connection with the Innova Offering, CJ Sale and the Chartwell/Cryptologic Sale. The Corporation recognized aggregate net gains from the completion of the CJ Sale and Innova Offering of approximately $171.80 million. For a description of the Corporation’s B2B asset divestitures, see “Overview—Recent Highlights—B2B Asset Divestitures”.

The Corporation evaluates revenue performance by both geographic area and revenue type. The following table sets out the proportion of revenue attributable to each of the main geographic areas in which the Corporation operates for the three and six-month periods ended June 30, 2015 and 2014.

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2015 $000’s	2014 $000’s	2015 $000’s	2014 $000’s
Americas	40,725	444	72,501	4,963
Europe	250,293	51	532,663	125
Rest of world	28,628	—	51,707	—

Total	319,646	495	656,871	5,088

The revenue increase in all geographic areas for the three and six-month periods ended June 30, 2015, as compared to the prior year periods, was primarily attributable to the revenue generated by the B2C business, particularly the products and services offered under the PokerStars brand.

Following the Rational Group Acquisition, the B2C revenues have been generated almost entirely through the provision of real-money online poker offerings, followed by real-money online casino offerings.

FINANCIAL CONDITION

The Corporation’s asset base of approximately $7.41 billion and outstanding long-term liabilities of approximately $3.79 billion at June 30, 2015 and asset base of approximately $7.17 billion and outstanding long-term liabilities of approximately $3.96 billion at December 31, 2014 were all primarily attributable to the Rational Group Acquisition. The increase in the Corporation’s asset base from December 31, 2014 was primarily the result of fluctuations in foreign currency exchange rates, while the decrease in outstanding long-term liabilities from December 31, 2014 was primarily the result of the repayment of the Senior Facility and Mezzanine Facility in connection with the CJ Sale, as offset by fluctuations in foreign currency exchange rates. See also “Liquidity and Capital Resources” below.

The Corporation used the net proceeds from the CJ Sale primarily for deleveraging, which included the full repayment of the Senior Facility and Mezzanine Facility. The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility. The Corporation also used the majority of the net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing.

The Corporation believes that it improved its financial condition since December 31, 2014 as a result of, among other things, the significant reduction in its outstanding long-term debt following the CJ Sale, which included the repayment of the Senior Facility and Mezzanine Facility and elimination of all debt service costs related thereto. Following the period ended June 30, 2015, the Corporation believes it continued to improve its financial condition by further reducing its outstanding long-term debt through the Refinancing.

For a summary of certain trends and risks that could affect the Corporation’s financial statements or condition in the future, see “Outlook” above and “Liquidity and Capital Resources” and “Risk Factors and Uncertainties” below.

In connection with the Chartwell/Cryptologic Sale, the assets and liabilities of Chartwell and Cryptologic were classified as held for sale as at June 30, 2015. The following table illustrates the impact of this classification.

$000’s
Cash	4,845
Accounts receivable	4,069
Income tax receivable	263
Investment tax credit	3,952
Prepaid expenses and deposits	1,093
Goodwill and intangible assets	23,040
Property and equipment	2,223
Restricted cash	124
Deferred development costs	2,121
Deferred income taxes	24

Assets classified as held for sale	41,754

$000’s
Accounts payable and accrued liabilities	6,469
Provisions	5,830
Income tax payable	1,196
Other payables	249
Deferred revenue	143
Deferred income taxes	3,769
Customer deposits	1,635

Liabilities classified as held for sale	19,291

SUMMARY OF QUARTERLY RESULTS

For the three months ended (in $000’s, except per share data)	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
Revenue	12,792	1,369	4,592	495	214,927	333,652	337,225	319,646
Net Earnings (loss)	(3,466)	(6,824)	38,960	(7,588)	(25,288)	(13,613)	12,963	201,422
Net Earnings (loss) from Continuing Operations	(2,250)	(5,725)	45,345	(8,042)	31,041	29,836	28,473	14,114
Basic Net Earnings (loss) per Common Share	(0.04)	(0.08)	0.41	(0.08)	(0.21)	(0.10)	0.10	1.51
Diluted Net Earnings (loss) per Common Share	(0.04)	(0.08)	0.40	(0.08)	(0.21)	(0.10)	0.06	1.01
Basic Net Earnings (loss) from Continuing Operations per Common Share	(0.02)	(0.07)	0.48	(0.09)	0.26	0.23	0.21	0.11
Diluted Net Earnings (loss) from Continuing Operations per Common Share	(0.02)	(0.07)	0.47	(0.09)	0.19	0.15	0.14	0.07

The foregoing financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to the reflect the impact of discontinued operations (see note 11). The presentation currency during each such period was the Canadian dollar.

The increase in revenues during the quarters ended September 30, 2014, December 31, 2014, March 31, 2015 and June 30, 2015, as compared to the previous four quarters, was primarily attributable to the revenue generated by the B2C operations following the Rational Group Acquisition on August 1, 2014, and to the consolidation of results from the Corporation’s overall business as of that date.

Our results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where we operate and the majority of our customers are located, and the related climate and weather in such geographies, among other things, revenues from our acquired B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors. For other factors that may cause our results to fluctuate, see “Risk Factors and Uncertainties” below.

DISCUSSION OF OPERATIONS

Comparison of the Three-Month Periods Ended June 30, 2015 and 2014

Revenue

	For the three-month period ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
B2C1	319,165	—
Software licensing	206	51
Product sales	—	91
Participation leases and arrangements	—	45
Other	275	308

Total	319,646	495

[1]	The Corporation acquired the B2C business on August 1, 2014 pursuant to the Rational Group Acquisition. The B2C revenue is currently generated by Rational Group, primarily through hosted poker.

Revenue for the three-month period ended June 30, 2015 was $319.60 million as compared to $495,000 for the comparable prior year period. This increase was attributable to consolidating B2C revenue, primarily generated by PokerStars.

Expenses

Selling

Sales and marketing expenses increased from $281,000 for the three-month period ended June 30, 2014 to $53.36 million for the three-month period ended June 30, 2015. The increase was primarily the result of advertising and marketing expenses incurred by Rational Group during the three-month period ended June 30, 2015.

General and Administrative

General and administrative expenses increased from $4.84 million for the three-month period ended June 30, 2014 to $190.93 million for the three-month period ended June 30, 2015. The increase was primarily the result of (i) a growing employee base due to the Rational Group Acquisition, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues and (iii) increased amortization of purchase price allocated intangibles.

Financial

Financial expenses increased from $27,000 for the three-month period ended June 30, 2014 to $47.75 million for the three-month period ended June 30, 2015. This increase was primarily the result of interest incurred on each of the USD First Lien Term Loan, EUR First Lien Term Loan and USD Second Lien Term Loan during the three-month period ended June 30, 2015.

Acquisition Related Expenses

Acquisition related expenses decreased from $5.73 million for the three-month period ended June 30, 2014 to $159,000 for the three-month period ended June 30, 2015. The lower amount of acquisition related expenses incurred during the three-month period ended June 30, 2015 was primarily a result of the payment of remaining post-closing costs related to the Rational Group Acquisition as compared to the underwriter fees and professional fees incurred in connection with the Rational Group Acquisition during the comparable prior year period.

Current and Deferred Income Tax

Current income taxes increased from $1,000 for the three-month period ended June 30, 2014 to $2.23 million for the three-month period ended June 30, 2015. This increase was primarily the result of the Rational Group Acquisition and the taxable revenues generated by the Corporation’s B2C operations.

For the three-month period ended June 30, 2015, the Corporation recognized deferred income tax expense of $10.43 million as compared to recognized deferred income tax recovery of $2.95 million for the comparable prior year period. For the three-month period ended June 30, 2015, the Corporation recognized deferred income tax expense resulting primarily from the utilization of tax attributes to minimize taxes payable on the gains recognized from the CJ Sale and Innova Offering. For the three-month period ended June 30, 2014, the Corporation recognized deferred income tax recovery resulting primarily from differences between accounting and tax treatment of purchase price allocated intangibles.

Results from Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the three-month period ended June 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015 and the CJ Sale on May 29, 2015, each during the period ended June 30, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015, after such period.

The table below illustrates the impact of such discontinued operations on the Corporation’s results of operations during such period as compared to the comparable prior-year period:

	For the three-month period ended
	June 30, 2015 $000’s (except per share data)	June 30, 2014 $000’s (except per share data)
Revenues	20,600	41,779
Expenses	(125,454)	(49,134)

Results from operating activities before income taxes	(104,854)	(7,355)
Income taxes	7,761	(7,811)

Results from operating activities, net of income taxes	(97,093)	456
Gain on sale of discontinued operations	332,788	—
Taxes on gain on sale of discontinued operations	(42,669)	—
Transaction costs	(5,718)	—

Net gain from discontinued operations	187,308	456

Basic earnings (loss) from discontinued operations per Common Share	$1.40	$0.00

Diluted earnings (loss) from discontinued operations per Common Share	$0.94	$0.00

Comparison of the Six-Month Periods Ended June 30, 2015 and 2014

Revenue

	For the six-month period ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
B2C1	655,861	—
Software licensing	399	125
Product sales	—	4,329
Participation leases and arrangements	—	114
Other	611	520

Total	656,871	5,088

[1]	The Corporation acquired the B2C business on August 1, 2014 pursuant to the Rational Group Acquisition. The B2C revenue is currently generated by Rational Group, primarily through hosted poker.

Revenue for the six-month period ended June 30, 2015 was $656.87 million as compared to $5.09 million for the comparable prior year period. This increase was attributable to consolidating B2C revenue, primarily generated by PokerStars.

Expenses

Selling

Sales and marketing expenses increased from $1.47 million for the six-month period ended June 30, 2014 to $111.38 million for the six-month period ended June 30, 2015. The increase was primarily the result of advertising and marketing expenses incurred by Rational Group during the six-month period ended June 30, 2015.

General and Administrative

General and administrative expenses increased from $11.13 million for the six-month period ended June 30, 2014 to $380.77 million for the six-month period ended June 30, 2015. The increase was primarily the result of (i) a growing employee base due to the Rational Group Acquisition, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues and (iii) increased amortization of purchase price allocated intangibles.

Financial

Financial expenses increased from $(776,000) for the six-month period ended June 30, 2014 to $113.38 million for the six-month period ended June 30, 2015. This increase was primarily the result of interest incurred on each of the USD First Lien Term Loan, EUR First Lien Term Loan and USD Second Lien Term Loan during the six-month period ended June 30, 2015.

Acquisition Related Expenses

Acquisition related expenses decreased from $8.31 million for the six-month period ended June 30, 2014 to $159,000 for the six-month period ended June 30, 2015. This decrease was primarily the result of remaining post-closing costs incurred during the six-month period ended June 30, 2015 related to the Rational Group Acquisition as compared to underwriter fees and professional fees incurred in connection with the Rational Group Acquisition during the six-month period ended June 30, 2014.

Current and Deferred Income Tax

Current income taxes increased from $1,000 for the six-month period ended June 30, 2014 to $4.17 million for the six-month period ended June 30, 2015. This increase was primarily the result of the Rational Group Acquisition and the taxable revenues generated by the Corporation’s B2C operations.

For the six-month period ended June 30, 2015, the Corporation recognized deferred income tax expense of $8.11 million as compared to recognized deferred income tax recovery of $3.70 million for the comparable prior year period. For the six-month period ended June 30, 2015, the Corporation recognized deferred income tax expense resulting primarily from the utilization of tax attributes to minimize taxes payable on the gains recognized from the CJ Sale and Innova Offering. For the six-month period ended June 30, 2014, the Corporation recognized deferred income tax recovery resulting primarily from differences between accounting and tax treatment of purchase price allocated intangibles.

Results from Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the six-month period ended June 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015 and the CJ Sale on May 29, 2015, each during the period ended June 30, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015, after such period.

The table below illustrates the impact of such discontinued operations on the Corporation’s results of operations during such period as compared to the comparable prior-year period:

	For the six-month period ended
	June 30, 2015 $000’s (except per share data)	June 30, 2014 $000’s (except per share data)
Revenues	55,328	78,567
Expenses	(167,603)	(89,637)

Results from operating activities before income taxes	(112,275)	(11,070)
Income taxes	328	(5,140)

Results from operating activities, net of income taxes	(112,603)	(5,930)
Gain on sale of discontinued operations, net of income taxes	332,788	—
Taxes on gain on sale of discontinued operations	(42,669)	—
Transaction costs	(5,718)	—

Net gain (loss) from discontinued operations	171,798	(5,930)

Basic earnings (loss) from discontinued operations per Common Share	$1.29	$(0.06)

Diluted earnings (loss) from discontinued operations per Common Share	$0.86	$(0.06)

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash and cash equivalents, available-for-sale investments and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks and available-for-sale investments consist primarily of certain highly liquid, short-term investments, including equities, funds and corporate debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal as the B2C business, the Corporation’s primary business, requires customers to deposit funds prior to playing or participating in any of the B2C product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Based on the Corporation’s currently available funds, current revenue and continued growth expectations, and the funds available from the Credit Facility (as defined and detailed below), Management believes that the Corporation will have the cash resources necessary to satisfy current working capital needs, fund development activities and other capital expenditures for at least the next 12 months. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and cash equivalents, in the short- and long-terms, to maintain the Corporation’s capacity, meet its planned growth or fund development activities, see “Risk Factors and Uncertainties” below.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Corporation’s unaudited interim condensed consolidated financial statements for the period ended June 30, 2015, as well as the 2014 Annual Information Form under the heading “General Development of the Business—Financings and Capital Markets Activities”, and the notes to the 2014 Financial Statements.

Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and solutions. The Corporation currently holds available-for-sale investments primarily in certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. However, as a result, the state of capital markets, micro and macro-economic downturns and contractions of our operations may influence the Corporation’s ability to secure the capital resources required to fund future projects, strategic initiatives and support growth.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates, interest rates and inflation.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the USD and Canadian dollar. In general, the Corporation is a net receiver of currencies other than the USD and Canadian dollar, primarily the Euro. Accordingly, changes in exchange rates, and in particular a strengthening of the USD, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position. However, it is difficult to predict the effect hedging activities would have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. After accounting for discontinued operations, the Corporation recognized foreign currency gains of $12.26 million and $10.35 million in the three and six-month periods ended June 30, 2015, respectively, and $1.16 million and $3 million in the three and six-month periods ended June 30, 2014, respectively.

In addition to the Swap Agreements and the Net Investment Hedge (each as defined and detailed below), the Corporation holds one outstanding foreign exchange contract (the “Foreign Exchange Contract”), entered into during the period ended June 30, 2015, that matures in December 2015 and is intended to mitigate the impact of the fluctuation of the USD to Euro exchange rate as it relates to the Corporation’s net monetary assets denominated in USD. The Corporation believes that the Foreign Exchange Contract has had no material impact on its unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015. The Corporation entered into an additional foreign exchange contract on July 10, 2015, following the period ended June 30, 2015. This contract matures in December 2016 and is also intended to mitigate the impact of the fluctuation of the USD to Euro. The Corporation also entered into an additional swap agreement, effective August 12, 2015, in connection with the Refinancing. See notes 17 and 18 for further details. See also “Summary of Significant Accounting Policies—New Significant Accounting Policies—Derivative Financial Instruments” below. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of our cash and cash equivalents and available-for-sale investments.

The Corporation’s cash and cash equivalents consist primarily of cash on deposit with banks and its available-for-sale investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. The Corporation’s investment policy and strategy are focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and cash equivalents and available-for-sale investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of June 30, 2015:

	Payments due by period ($000’s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	5,322,947	431,843	830,944	844,532	3,215,628
Capital (Finance) Lease Obligations	27	27	—	—	—
Operating Lease Obligations	87,348	14,438	20,942	15,848	36,120
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet[1]	457,032	—	457,032	—	—

Total	5,867,354	446,308	1,308,918	860,380	3,251,747

[1]

This includes the anticipated contingent consideration (i.e., deferred purchase price) for the Rational Group Acquisition of USD $400 million, which is payable on February 1, 2017. This contingent consideration is subject to adjustment based upon the regulatory status of online poker in Russia within 30 months following the closing of the Rational Group Acquisition. If Russia continues to operate under the current status quo, the contingent consideration will remain at USD $400 million. However, if Russia introduces a formal regulatory framework for online poker, the Corporation obtains a license under such framework and there is evidence that the new tax rate imposed on regulated entities within Russia would be “beneficial” (as defined in the merger agreement for the Rational Group Acquisition), the contingent consideration will increase up to a maximum of USD $550 million. If Russia deems online poker illegal, the contingent consideration will reduce to USD $100 million.

Credit Facility

The Corporation has an unsecured revolving demand credit facility of USD $100 million, which can be used for general working capital purposes and other corporate purposes. The Corporation obtained this credit facility on August 1, 2014 and it is priced at LIBOR plus 3.75% or ABR plus 2.75%, and matures on August 1, 2019. The applicable commitment fee on this revolving credit facility is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%. This credit facility contains customary covenants, including, without limitation, maintenance covenants based on certain agreed-upon leverage ratios, each of which the Corporation was in compliance with as of June 30, 2015.

As at each of June 30, 2015 and December 31, 2014, the outstanding amounts of the USD $100 million revolving unsecured demand credit facility equaled USD $ nil.

Long-Term Debt

The following is a summary of long-term debt outstanding at June 30, 2015 and December 31, 2014:

	June 30, 2015, Principal outstanding balance in local denominated currency 000’s	June 30, 2015 Carrying amount $000’s	December 31, 2014, Principal outstanding balance in local denominated currency 000’s	December 31, 2014 Carrying amount $000’s
USD First Lien Term Loan	1,736,875	2,099,082	1,745,625	1,956,220
USD Second Lien Term Loan	800,000	941,974	800,000	873,519
EUR First Lien Term Loan	198,500	268,294	199,500	271,388
Senior Facility (USD)	—	—	238,000	273,910
Mezzanine Facility (USD)	—	—	104,537	102,941
2013 Debentures (CAD)	30,000	28,888	30,000	28,020

Total long-term debt		3,338,238		3,505,998

Current portion		38,844		11,451

Non-current portion		3,299,394		3,494,547

2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable Common Share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one Common Share at a price per Common Share equal to $6.25 at any time until January 31, 2016. At the time of issuance, the proceeds were allocated between the debt and the equity components using the residual method.

During the six-month period ended June 30, 2015, the Corporation incurred $1.98 million in interest, of which $868,000 relates to interest accretion, as compared to $2.19 million in interest during the six-month period ended June 30, 2014, of which $754,000 related to interest accretion. There have been no material movements in the debt and equity components of the private placement of units recognized during the six-month period ended June 30, 2015 as compared to the six-month period ended June 30, 2014.

The repayment obligation under the debt component of the private placement of units at maturity will be $30 million.

Credit Facilities and Senior Facility

On December 20, 2013, Cadillac Jack entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack had access to term loans in an aggregate principal amount of up to USD $160 million (the “Credit Facilities”). The Credit Facilities replaced the then existing USD $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and to fund the ongoing working capital needs of Cadillac Jack and for other general corporate purposes. On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to the Credit Facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. The Senior Facility contained customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with for the quarter ended June 30, 2015. Amaya provided an unsecured guarantee of the obligations under the Senior Facility in favor of the lenders.

During the six-month period ended June 30, 2015, the Corporation reclassified the Senior Facility as discontinued operations. During the period, the Corporation incurred interest of $13.88 million, of which $2.34 million relates to interest accretion, and repaid $294 million in principal, as compared to $8.45 million in interest during the six-month period ended June 30, 2014, of which $264,000 related to interest accretion.

In connection with the CJ Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. Amaya provided an unsecured guarantee of the obligations under the Mezzanine Facility in favor of the lenders. The Mezzanine Facility contained customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with for the period ended June 30, 2015. In connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 Common Share purchase warrants, entitling the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to $19.17 at any time up to a period ending ten years after the closing date of their issuance.

During the six-month period ended June 30, 2015, the Corporation reclassified the Mezzanine Facility as discontinued operations. During the period, the Corporation incurred $26.51 million in interest on the Mezzanine Facility, of which $19.52 million relates to interest accretion and $3.77 million relates to paid in kind interest, and repaid $131.37 million in principal, as compared to $1.82 million in interest during the six-month period ended June 30, 2014, of which $121,000 related to interest accretion and $981,000 related to paid in kind interest.

In connection with the CJ Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term debt, allocated as follows (in each case, without giving effect to the Refinancing):

First Lien Term Loans

The first lien term loans consist of a USD $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor.

The Corporation is required to allocate 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA (as defined in the First Lien Term Loans) of the Rational Group on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA (as defined in the First Lien Term Loans).

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt, making certain investments or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

On March 2, 2015, a subsidiary of Amaya entered into cross-currency swap agreements (the “Swap Agreements”) that the Corporation anticipates will result in lower interest payments on existing debt, thereby mitigating the impact of changes in interest rates, and mitigate the impact of fluctuations in the USD to Euro exchange rate. The Swap Agreements allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD First Lien Term Loan. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD exchange rate of 1.1102 on USD notional amounts of $1.74 billion.

During the six-month period ended June 30, 2015, the Corporation incurred $57.04 million in interest on the USD First Lien Term Loan, of which $6.58 million relates to interest accretion, and repaid $10.91 million in principal in relation thereto.

Without giving effect to the Refinancing, the Corporation expects that the remaining principal repayments under the USD First Lien Term Loan will amount to the following:

$000’s
2016	172,086
2017	194,819
2018	207,701
2019	221,136
2020+	1,370,834

During the six-month period ended June 30, 2015, the Corporation incurred $8.06 million in interest on the EUR First Lien Term Loan, of which $758,000 relates to interest accretion, and repaid $1.39 million in principal in relation thereto.

Without giving effect to the Refinancing, the Corporation expects that the remaining principal repayments under the EUR First Lien Term Loan will amount to the following:

$000’s
2016	21,933
2017	24,830
2018	26,472
2019	28,184
2020+	174,715

See below for information regarding the increases to the First Lien Term Loans as a result of the Refinancing.

USD Second Lien Term Loan

The second lien term loan consists of a USD $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”). During the six-month period ended June 30, 2015, the Corporation incurred $42.80 million in interest on the USD Second Lien Term Loan of which $2.73 million relates to interest accretion.

Without giving effect to the Refinancing, the Corporation expects that the remaining principal repayments under the USD Second Lien Term Loan will amount to the following:

$000’s
2016	—
2017	—
2018	—
2019	—
2020+	997,919

For the six-month period ended June 30, 2015, the Corporation also designated the entire principal amount of its USD Second Lien Term Loan and USD $400 million of the deferred purchase price for the Rational Group Acquisition as a foreign exchange hedge of its net investment in its foreign operations (the “Net Investment Hedge”). As a result of the Net Investment Hedge, during the six-month period ended June 30, 2015, the Corporation recorded an unrealized exchange loss on translation of $6.04 million in the consolidated statement of comprehensive income related to the translation of the USD Second Lien Term Loan and such deferred purchase price.

On August 12, 2015, the Corporation completed the Refinancing, which included, among other things, the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash. In connection with the Refinancing, the Corporation also entered into an additional swap agreement. See note 18.

CASH FLOWS BY ACTIVITY

Comparison of the Three-Month Periods Ended June 30, 2015 and 2014

The table below outlines a summary of cash inflows (outflows) by activity for the three-month periods ended June 30, 2015 and 2014 with respect to both continuing and discontinued operations.

	For the three-month period ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Operating activities	91,034	(1,775)
Financing activities	(584,184)	185,623
Investing activities	572,730	(66,674)

Cash Provided by (Used In) Operations

The Corporation generated positive cash flows from operating activities for the three-month period ended June 30, 2015. This was primarily the result of cash flow generated by Rational Group, which was acquired in August 2014. Cash generated by operating activities for the three-month period ended June 30, 2015 was $91.03 million as compared to $(1.78) million for the comparable prior year period.

Cash Provided by (Used In) Financing Activities

The cash used in financing activities for the three-month period ended June 30, 2015 was $584.18 million as compared to cash provided by financing activities of $185.62 million for the three-month period ended June 30, 2014. During the three-month period ended June 30, 2015, the primary expenditures affecting the cash used in financing activities was the repayment of the Senior Facility and Mezzanine Facility, including the associated prepayment penalty, long-term debt interest and principal payments, and the Corporation’s share repurchases under the 2015 NCIB. During the three-month period ended June 30, 2014, cash provided by financing activities was primarily derived from the proceeds of the Senior Facility and Mezzanine Facility.

Cash Provided by (Used In) Investing Activities

The Corporation generated positive cash flows from investing activities for the three-month period ended June 30, 2015 of $572.73 million as compared to cash used in investing activities of $66.67 million for the comparable prior year period. During the three-month period ended June 30, 2015, the Corporation generated cash from investing activities primarily through the proceeds from the CJ Sale and Innova Offering. During the three month period ended June 30, 2014, the Corporation’s use of cash was primarily the result of a USD $50 million deposit made by the Corporation in connection with the purchase price for the Rational Group Acquisition.

Cash Flows from (Used In) Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the three-month period ended June 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015 and the CJ Sale on May 29, 2015, each during the period ended June 30, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015, after such period. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period as compared to the comparable prior-year period:

	For the three-month period ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Operating activities	(4,588)	(5,785)
Financing activities	(399)	205,108
Investing activities	184	(69,203)

Comparison of the Six-Month Periods Ended June 30, 2015 and 2014

The table below outlines a summary of cash inflows (outflows) by activity for the six-month periods ended June 30, 2015 and 2014 with respect to both continuing and discontinued operations.

	For the six-month period ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Operating activities	235,802	1,063
Financing activities	(652,078)	181,727
Investing activities	417,601	(42,097)

Cash Provided by Operations

The Corporation generated positive cash flows from operating activities for the six-month period ended June 30, 2015. This was primarily the result of cash flow generated by Rational Group, which was acquired in August 2014. Cash generated by operating activities for the six-month period ended June 30, 2015 was $235.80 million as compared to $1.06 million for the comparable prior year period.

Cash Provided by (Used In) Financing Activities

The cash used in financing activities for the six-month period ended June 30, 2015 was $652.08 million as compared to cash provided by financing activities of $181.73 million for the six-month period ended June 30, 2014. During the six-month period ended June 30, 2015, the primary expenditures affecting the cash used in financing activities was the repayment of the Senior Facility and Mezzanine Facility, including the associated prepayment penalty, long-term debt interest and principal payments, and the Corporation’s share repurchases under the 2015 NCIB. During the six-month period ended June 30, 2014, cash provided by financing activities was primarily derived from the proceeds of the Senior Facility and Mezzanine Facility.

Cash Provided by (Used In) Investing Activities

The Corporation generated positive cash flows from investing activities for the six-month period ended June 30, 2015 of $417.60 million as compared to cash used in investing activities of $42.10 million for the comparable prior year period. During the six-month period ended June 30, 2015, cash generated by investing activities primarily resulted from the proceeds of the CJ Sale and Innova Offering, as offset by cash sweeps for the contingent consideration (i.e., the deferred purchase price) for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement related to the Rational Group Acquisition). During the six-month period ended June 30, 2014, the Corporation’s use of cash in investing activities was primarily the result of (i) a USD $50 million deposit made by the Corporation in connection with the purchase price for the Rational Group Acquisition, (ii) the acquisition of Diamond Game for USD $18 million, and (iii) continued additions to property and equipment related to the deployment of revenue producing assets of Cadillac Jack, in each case offset by the proceeds of sale of WagerLogic Holdings Limited of $52.50 million.

Cash Flows from (Used In) Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of the issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the six-month period ended June 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015 and the CJ Sale on May 29, 2015, each during the period ended June 30, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015, after such period. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period as compared to the comparable prior-year period:

	For the six-month period ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Operating activities	7,229	(382)
Financing activities	(4,550)	151,208
Investing activities	(22,761)	(40,947)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other than as set forth below under “New Significant Accounting Policies”, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments as they relate to the its B2C segment from those described under “Summary of Significant Accounting Policies” in the 2014 Annual MD&A.

New Significant Accounting Policies

Derivative Financial Instruments

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the statements of financial position. The method of recognizing unrealized and realized fair value gains and losses depends on whether the derivatives are designated as hedging instruments. For derivatives not designated as hedging instruments, unrealized gains and losses are recorded in financial expenses on the condensed consolidated statements of earnings. Fore derivatives designated as hedging instruments, unrealized and realized gains and losses are recognized according to the nature of the hedged item.

Derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income, while the ineffective portion is recognized immediately in net earnings. Gains and losses on cash flow hedges that accumulate in other comprehensive income are transferred to net earnings in the same period the hedged item affects net earnings. Gains and losses on cash flow hedges are immediately reclassified from other comprehensive income to net earnings when it is probable that a forecasted transaction is no longer expected to occur.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of earnings. Gains and losses accumulated in other comprehensive income are included in the consolidated statements of earnings when the foreign operation is partially disposed of or sold.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

There have been no changes to the Corporation’s accounting policies adopted from those described under “Recent Accounting Pronouncements—Changes in Accounting Policies Adopted” in the 2014 Annual MD&A.

New Accounting Pronouncements - Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard, but does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

On April 28, 2015, the IASB has tentatively decided to postpone the initial January 1, 2017 effective date to January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard, but does not anticipate applying it prior to its effective date.

Amendments to IAS 1, Presentation of Financial Statements

The IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. These amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments clarify that materiality applies to the entire financial statements, as opposed to certain limited items contained therein, and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, but does not anticipate applying them prior to their effective date.

Amendments to IAS 27, Equity Method in Separate Financial Statements

The IASB issued amendments to IAS 27, Equity Method in Separate Financial Statements. These amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, but does not anticipate applying them prior to their effective date.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. IAS 16 and IAS 38 both establish that the principle for the basis of depreciation and amortization is the expected pattern of consumption of the future economic benefits of an asset. These amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is inappropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

These amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, but does not anticipate applying them prior to their effective date.

OFF BALANCE SHEET ARRANGEMENTS

As of June 30, 2015, the Corporation had no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Corporation.

OUTSTANDING SHARE DATA

As at August 7, 2015, the Corporation had a total of 133,101,225 Common Shares issued and outstanding, 1,139,249 Preferred Shares issued and outstanding and convertible into 50,403,556 Common Shares, 10,232,849 options issued under the Corporation’s share option and equity incentive plans and exercisable for the same number of Common Shares, of which 2,683,378 were exercisable, and 15,507,286 Common Share purchase warrants issued and outstanding and exercisable for the same number of Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Changes to Internal Control over Financial Reporting

There has been no change in Amaya’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Limitation on Scope of Design

NI 52-109 allows an issuer to limit its design of DC&P and ICFR to exclude a business acquired not more than 365 days before the end of the period to which the certificate relates. Within 365 days since the financial quarter ended June 30, 2015, Amaya acquired the Rational Group, effective August 1, 2014. As allowed by NI 52-109, the CEO and CFO have limited the scope of their design of DC&P and ICFR to exclude controls, policies and procedures of this business.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other information contained in this MD&A, the unaudited interim condensed consolidated financial statements for the period ended June 30, 2015 and related notes, the 2014 Annual Information Form, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described below are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of the following risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Corporation’s securities could decline, and you could lose part or all of your investment.

The Corporation’s current principal risks and uncertainties as identified by Management are summarized below, each of which could, among other things, have a material adverse effect on the Corporation’s business, liquidity and results of operations:

•

The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make interest payments, which could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or in the Corporation’s industry and prevent it from making debt service payments. Amaya’s secured credit facilities and provisions governing the Preferred Shares contain restrictions that limit its flexibility in operating its business. Amaya may not be able to generate sufficient cash flows to meet its debt service obligations.

•	Amaya’s outstanding credit facilities subject it to financial covenants which may limit its flexibility. Amaya is also exposed to the risk of increased interest rates.

•

The gaming and interactive entertainment industries are intensely competitive. Amaya faces competition from a growing number of companies and, if Amaya is unable to compete effectively, its business could be negatively impacted.

•	Amaya’s online and mobile offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

•	Amaya’s success in the competitive gaming and interactive entertainment industries depends in large part on its ability to develop and manage frequent introductions of innovative products.

•	Amaya’s dependency on customers’ acceptance of its products, and the Corporation’s inability to meet changing consumer preferences may negatively impact Amaya’s business and results of operations.

•	The Corporation’s products are becoming more sophisticated, resulting in additional expenses and the increased potential for loss in the case of an unsuccessful product.

•	Acquisitions involve risks that could negatively affect the Corporation’s operating results, cash flows and liquidity.

•	The Corporation could face considerable business and financial risks in investigating, completing and implementing acquisitions.

•

Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on Amaya’s business.

•

The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

•	New products may be subject to complex and dynamic revenue recognition standards, which could materially affect the Corporation’s financial results.

•	The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

•	Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

•

The Corporation relies on its internal marketing and branding function, as well as its relationship with ambassadors, distributors, service providers and channel partners to promote its products and generate revenue, and the failure to maintain and develop these relationships could adversely affect the business and financial condition of the Corporation.

•	The risks related to international operations, in particular in countries outside of the United States and Canada, could negatively affect the Corporation’s results.

•

The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

•

The Corporation is subject to various domestic and international laws and regulations relating to, among other things, trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

•	Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the Corporation, limit its use of information, and adversely affect its business.

•	The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

•	The gaming industry is heavily regulated and failure by the Corporation to comply with applicable requirements could be disruptive to its business and could adversely affect its operations.

•

The Corporation may not be able to capitalize on the expansion of online or other forms of interactive gaming or other trends and changes in the gaming industry, including due to laws and regulations governing these industries.

•

The Corporation’s ability to operate in its existing jurisdictions or expand in new jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining required licenses or product approvals.

•

Regulations that may be adopted with respect to the Internet and electronic commerce may decrease the growth in the use of the Internet and lead to the decrease in the demand for Amaya’s products and services.

•

Certain of Amaya’s shareholders are subject to extensive governmental regulation and if a shareholder is found unsuitable by a gaming authority, that shareholder would not be able to beneficially own the Corporation’s Common Shares directly or indirectly.

•	Amaya’s intellectual property may be insufficient to properly safeguard its technology and brands.

•	The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

•	Compromises of the Corporation’s systems or unauthorized access to confidential information or Amaya’s customers’ personal information could materially harm Amaya’s reputation and business.

•	Service interruptions of Internet service providers could impair the Corporation’s ability to carry on its business.

•	There is a risk that the Corporation’s network systems will be unable to meet the growing demand for its online products.

•	Systems, network or telecommunications failures or cyber-attacks may disrupt the Corporation’s business and have an adverse effect on Amaya’s results of operations.

•	Amaya’s products and operations may experience losses due to technical problems or fraudulent activities.

•	The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

•

Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of Amaya and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

•	The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

•	Future sales or the possibility of future sales of a substantial amount of the Corporation’s Common Shares may depress the price of the Corporation’s Common Shares.

•	The price and trading volume of the Common Shares may fluctuate significantly.

•

The Corporation’s Chairman and Chief Executive Officer, GSO Capital Partners L.P, BlackRock Financial Management, Inc. and PointState Capital LP, each individually (including through their respective affiliated funds managed or advised by them, as applicable) and collectively, own a significant amount of the Corporation’s voting shares and may be able to exert influence over matters requiring shareholder approval.

All historical information relating to Rational Group prior to the Rational Group Acquisition presented in, or due to lack of information omitted from, the Corporation’s documents filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 and the Corporation’s Business Acquisition Report, as amended and restated on July 27, 2015, including all financial information of Rational Group, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein, any inaccuracy or omission in such information could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

A detailed description of the risks and uncertainties affecting Amaya and its business as set forth above, as well as additional risks and uncertainties, can be found in the 2014 Annual Information Form. Shareholders and prospective investors are urged to read and consider such risk factors in connection with those set forth above.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the 2014 Annual Information Form, may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular.

Montreal, Québec

August 12, 2015

(Signed) “Daniel Sebag”
Daniel Sebag, CPA, CA Chief Financial Officer